UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q
(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 6, 2008 (12 weeks)
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-80361-01
BOTTLING GROUP, LLC

(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-4042452

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Pepsi Way, Somers, New York	10589

(Address of Principal Executive Offices)	(Zip Code)
914-767-6000

(Registrant’s Telephone Number, Including Area Code)
N/A

(Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report)
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑   NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☑

Bottling Group, LLC
Index

PART I — FINANCIAL INFORMATION
Item 1.
Bottling Group, LLC
Condensed Consolidated Statements of Operations
in millions, unaudited

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	6, 2008	8, 2007	6, 2008	8, 2007
Net revenues	$3,814	$3,729	$9,987	$9,555
Cost of sales	2,077	2,003	5,475	5,171

Gross profit	1,737	1,726	4,512	4,384
Selling, delivery and administrative expenses	1,284	1,296	3,610	3,515

Operating income	453	430	902	869
Interest expense	52	56	151	164
Interest income	34	52	108	143
Other non-operating expenses (income), net	5	—	—	(2)
Minority interest	17	15	23	19

Income before income taxes	413	411	836	831
Income tax expense	29	10	57	27

Net income	$384	$401	$779	$804

See accompanying notes to Condensed Consolidated Financial Statements.

Bottling Group, LLC
Condensed Consolidated Statements of Cash Flows
in millions, unaudited

	36 Weeks Ended
	September	September
	6, 2008	8, 2007
Cash Flows — Operations
Net income	$779	$804
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	468	457
Deferred income taxes	26	(21)
Share-based compensation	40	43
Net other non-cash charges and credits	144	151
Changes in operating working capital, excluding effects of acquisitions:
Accounts receivable, net	(469)	(533)
Inventories	(104)	(97)
Prepaid expenses and other current assets	(67)	6
Accounts payable and other current liabilities	198	431
Income taxes payable	15	38

Net change in operating working capital	(427)	(155)
Other, net	(105)	(45)

Net Cash Provided by Operations	925	1,234

Cash Flows — Investments
Capital expenditures	(574)	(563)
Acquisitions, net of cash acquired	(22)	(49)
Investments in noncontrolled affiliates	(608)	—
Proceeds from sale of property, plant and equipment	15	9
Notes receivable from PBG, net	(157)	(657)
Other investing activities, net	(139)	6

Net Cash Used for Investments	(1,485)	(1,254)

Cash Flows — Financing
Short-term borrowings, net	209	173
Proceeds from long-term debt	—	1
Payments of long-term debt	(7)	(12)
Contributions from minority interest holder	308	—
Other financing activities	(1)	—

Net Cash Provided by Financing	509	162

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(10)	3

Net (Decrease) / Increase in Cash and Cash Equivalents	(61)	145
Cash and Cash Equivalents — Beginning of Period	459	441

Cash and Cash Equivalents — End of Period	$398	$586

See accompanying notes to Condensed Consolidated Financial Statements.

Bottling Group, LLC
Condensed Consolidated Balance Sheets
in millions

	(Unaudited)
	September	December
	6, 2008	29, 2007
ASSETS
Current Assets
Cash and cash equivalents	$398	$459
Accounts receivable, net	1,985	1,520
Inventories	680	577
Prepaid expenses and other current assets	501	308

Total Current Assets	3,564	2,864
Property, plant and equipment, net	4,147	4,071
Other intangible assets, net	4,208	4,181
Goodwill	1,526	1,533
Investments in noncontrolled affiliates	608	—
Note receivable from PBG	4,037	3,880
Other assets	192	183

Total Assets	$18,282	$16,712

LIABILITIES AND OWNERS’ EQUITY
Current Liabilities
Accounts payable and other current liabilities	$1,997	$1,829
Short-term borrowings	389	190
Current maturities of long-term debt	1,306	6

Total Current Liabilities	3,692	2,025
Long-term debt	2,479	3,776
Other liabilities	848	832
Deferred income taxes	480	471
Minority interest	740	379

Total Liabilities	8,239	7,483

Owners’ Equity
Owners’ net investment	10,236	9,418
Accumulated other comprehensive loss	(193)	(189)

Total Owners’ Equity	10,043	9,229

Total Liabilities and Owners’ Equity	$18,282	$16,712

See accompanying notes to Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
Tabular dollars in millions
Note 1—Basis of Presentation
     When used in these Condensed Consolidated Financial Statements, “Bottling LLC,” “we,” “our,” “us” and the “Company” each refers to Bottling Group, LLC.
     Bottling Group, LLC is the principal operating subsidiary of The Pepsi Bottling Group, Inc. (“PBG”) and consists of substantially all of the operations and assets of PBG. Bottling Group, LLC, which is consolidated by PBG, has the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages, in all or a portion of the U.S., Mexico, Canada, Spain, Russia, Greece and Turkey.
     We prepare our unaudited Condensed Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make judgments, estimates and assumptions that affect the results of operations, financial position and cash flows of Bottling Group, LLC, as well as the related footnote disclosures. Actual results could differ from these estimates. These interim financial statements have been prepared in conformity with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include certain information and disclosures required for comprehensive annual financial statements. Therefore, the Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements for the fiscal year ended December 29, 2007 as presented in our Annual Report on Form 10-K. In the opinion of management, this interim information includes all material adjustments, which are of a normal and recurring nature, necessary for a fair presentation.
     The significant accounting policies summarized in Note 2 to our audited consolidated financial statements for the fiscal year ended December 29, 2007 as presented in our Annual Report on Form 10-K have been followed in preparing the accompanying Condensed Consolidated Financial Statements with the exception of a change to our measurement date for our annual impairment test for goodwill and intangible assets with indefinite useful lives. For further information about this accounting policy change, see Note 6.
     Our U.S. and Canadian operations report using a fiscal year that consists of fifty-two weeks, ending on the last Saturday in December. Every five or six years a fifty-third week is added. Fiscal years 2008 and 2007 consist of fifty-two weeks. Our remaining countries report using a calendar-year basis. Accordingly, we recognize our quarterly business results as outlined below:

Quarter	U.S. & Canada	Mexico & Europe
First Quarter	12 weeks	January and February
Second Quarter	12 weeks	March, April and May
Third Quarter	12 weeks	June, July and August
Fourth Quarter	16 weeks	September, October, November and December
     In conjunction with PBG’s initial public offering and other subsequent transactions, PBG and PepsiCo, Inc. (“PepsiCo”) contributed bottling businesses and assets used in the bottling businesses to Bottling LLC. As a result of the contribution of these assets, PBG owns 93.4 percent of Bottling LLC and PepsiCo owns the remaining 6.6 percent as of September 6, 2008.
     Beginning in March 2007, Bottling LLC and PepsiCo formed PR Beverages Limited (“PR Beverages”), our Russian venture. PepsiCo has a 40 percent ownership interest in PR Beverages.
     We consolidate in our financial statements entities in which we have a controlling financial interest, as well as variable interest entities where we are the primary beneficiary. Minority interest in earnings and ownership has been recorded for the percentage of these entities not owned by Bottling LLC. We have eliminated all intercompany accounts and transactions in consolidation.

Note 2—Seasonality of Business
     The results for the third quarter are not necessarily indicative of the results that may be expected for the full year because sales of our products are seasonal, especially in our Europe segment where sales tend to be more sensitive to weather conditions. The seasonality of our operating results arises from higher sales in the second and third quarters versus the first and fourth quarters of the year, combined with the impact of fixed costs, such as depreciation and interest, which are not significantly impacted by business seasonality. From a cash flow perspective, the majority of our cash flow from operations is generated in the third and fourth quarters.
Note 3—New Accounting Standards
SFAS No. 157
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. The Company adopted SFAS 157 as it applies to financial assets and liabilities in our first quarter of 2008. The adoption of these provisions did not have a material impact on our Consolidated Financial Statements. For further information about the fair value measurements of our financial assets and liabilities, see Note 8.
     In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We are currently evaluating the impact of SFAS 157 on our Consolidated Financial Statements for items within the scope of FSP 157-2, which will become effective beginning with our first quarter of 2009.
SFAS No. 158
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). Effective for the current fiscal year, the standard requires the measurement date for PBG sponsored plan assets and liabilities to coincide with our fiscal year-end. SFAS 158 provides two transition alternatives related to the change in measurement date provisions. We adopted the measurement date provisions of SFAS 158 on the first day of fiscal year 2008 using the “two-measurement” approach. As a result, we measured our plan assets and benefit obligations on December 30, 2007 and adjusted our opening balances of retained earnings and accumulated comprehensive loss for the change in net periodic benefit cost and fair value, respectively, from the previously used September 30 measurement date. The adoption of the measurement date provisions resulted in a net decrease in our pension and other postretirement medical benefit plans liability of $9 million, a net decrease in retained earnings of $27 million and a net decrease in accumulated comprehensive loss of $35 million. There was no impact on our results of operations.
SFAS No. 141(R)
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. SFAS 141(R) also establishes expanded disclosure requirements for business combinations. SFAS 141(R) will become effective beginning with our first quarter of 2009. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
SFAS No. 160
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”), which addresses the accounting and reporting framework for minority interests by a parent company. SFAS 160 also addresses disclosure requirements to distinguish between interests of the parent and interests of the noncontrolling owners of a subsidiary. SFAS

160 will become effective beginning with our first quarter of 2009. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
SFAS No. 161
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”), which requires enhanced disclosures for derivative and hedging activities. SFAS 161 will become effective beginning with our first quarter of 2009. Early adoption is permitted. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
EITF Issue No. 07-1
     In December 2007, the FASB ratified the EITF’s Consensus for Issue No. 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”), which defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 will become effective beginning with our first quarter of 2009. We are currently evaluating the impact, if any, of this standard on our Consolidated Financial Statements.
Note 4—Share-Based Compensation
     The total impact of share-based compensation recognized in our Condensed Consolidated Statements of Operations was $13 million for each of the 12 weeks ended September 6, 2008 and September 8, 2007, respectively, and $40 million and $43 million for the 36 weeks ended September 6, 2008 and September 8, 2007, respectively.
     During each of the 36 weeks ended September 6, 2008 and September 8, 2007, we granted approximately 3 million of PBG stock option awards at a weighted-average fair value of $7.12 and $8.18, respectively.
     During each of the 36 weeks ended September 6, 2008 and September 8, 2007, we granted approximately 1 million of PBG restricted stock unit awards at a weighted-average fair value of $35.33 and $30.93, respectively.
     Unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the incentive plans amounted to $90 million as of September 6, 2008. That cost is expected to be recognized over a weighted-average period of 2.1 years.
Note 5—Balance Sheet Details

	September	December
	6, 2008	29, 2007
Accounts Receivable, net
Trade accounts receivable	$1,802	$1,319
Allowance for doubtful accounts	(64)	(54)
Accounts receivable from PepsiCo	182	188
Other receivables	65	67

	$1,985	$1,520

Inventories
Raw materials and supplies	$239	$195
Finished goods	441	382

	$680	$577

	September	December
	6, 2008	29, 2007
Prepaid Expenses and Other Current Assets
Prepaid expenses	$325	$256
Other current assets	176	52

	$501	$308

Property, Plant and Equipment, net
Land	$325	$320
Buildings and improvements	1,585	1,484
Manufacturing and distribution equipment	4,197	4,091
Marketing equipment	2,414	2,389
Capital leases	37	36
Other	147	154

	8,705	8,474
Accumulated depreciation	(4,558)	(4,403)

	$4,147	$4,071

Industrial Revenue Bonds
     Pursuant to the terms of an industrial revenue bond, we transferred title of certain fixed assets with a net book value as of September 6, 2008 of $68 million to a state governmental authority in the U.S. to receive a property tax abatement. The title to these assets will revert back to Bottling LLC upon retirement or cancellation of the bond. These fixed assets are still recognized in the Company’s Condensed Consolidated Balance Sheet as all risks and rewards remain with the Company.

	September	December
	6, 2008	29, 2007
Accounts Payable and Other Current Liabilities
Accounts payable	$608	$615
Accounts payable to PepsiCo	353	255
Trade incentives	221	235
Accrued compensation and benefits	238	276
Other accrued taxes	157	139
Accrued interest	50	47
Other current liabilities	370	262

	$1,997	$1,829

Note 6—Other Intangible Assets, net and Goodwill
Other intangible assets, net

	September	December
	6, 2008	29, 2007
Intangibles subject to amortization:
Gross carrying amount:
Customer relationships and lists	$57	$54
Franchise and distribution rights	47	46
Other identified intangibles	34	30

	138	130

Accumulated amortization:
Customer relationships and lists	(18)	(15)
Franchise and distribution rights	(33)	(31)
Other identified intangibles	(20)	(17)

	(71)	(63)

Intangibles subject to amortization, net	67	67

Intangibles not subject to amortization:
Carrying amount:
Franchise rights	3,226	3,235
Licensing rights	315	315
Distribution rights	317	294
Trademarks	226	213
Other identified intangibles	57	57

Intangibles not subject to amortization	4,141	4,114

Total other intangible assets, net	$4,208	$4,181

     During the first quarter, PBG acquired Pepsi-Cola Batavia Bottling Corp, which was contributed to Bottling LLC. The Pepsi-Cola franchise bottler serves certain New York counties in whole or in part. The acquisition did not have a material impact on our Condensed Consolidated Financial Statements.
     During the second quarter, PR Beverages Limited, our Russian venture, acquired Sobol-Aqua JSC (“Sobol”), a company that manufactures Sobol brands and co-packs various Pepsi products in Siberia and Eastern Russia. The acquisition did not have a material impact on our Condensed Consolidated Financial Statements.
Intangible asset amortization
     Intangible asset amortization expense was $3 million and $2 million for the 12 weeks ended September 6, 2008 and September 8, 2007, respectively. Intangible asset amortization expense was $7 million for each of the 36 weeks ended September 6, 2008 and September 8, 2007. Amortization expense for each of the next five years is estimated to be approximately $8 million or less.

Goodwill
     The changes in the carrying value of goodwill by reportable segment for the 36 weeks ended September 6, 2008 are as follows:

	U.S. &
	Canada	Europe	Mexico	Total
Balance at December 29, 2007	$1,290	$17	$226	$1,533
Purchase price allocations relating to acquisitions	—	9	—	9
Impact of foreign currency translation	(30)	—	14	(16)

Balance at September 6, 2008	$1,260	$26	$240	$1,526

     The purchase price allocations primarily include goodwill allocations as a result of our current year acquisitions.
Accounting change
     The Company completes its impairment testing of goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” annually, or more frequently as indicators warrant. In previous years the Company completed this test during the fourth quarter using a measurement date of third quarter-end. During the second quarter ended June 14, 2008, the Company changed its impairment testing to the third quarter, using a measurement date at the beginning of the third quarter, in order to move the testing outside of the normal year-end reporting process to a date when resources are less constrained and to align with the Company’s annual strategic planning calendar.
     With the exception of Mexico’s intangible assets, the Company has also changed its impairment testing of identifiable intangible assets with indefinite useful lives to the third quarter, using a measurement date at the beginning of the third quarter. The Company has completed the annual impairment test for goodwill and identifiable intangible assets in the third quarter. No impairment was determined for the areas that were tested in the third quarter. As discussed in our 2007 Annual Report on Form 10-K, we are currently completing our strategic assessment of Mexico’s business. The Company is in the process of analyzing the impact of the strategic assessment on the annual operating plan, strategic plan and the long-term growth projections. We will complete the impairment testing of Mexico’s identifiable intangible assets in the fourth quarter.
Note 7 — Investment in Noncontrolled Affiliate
     At the end of the third quarter, together with PepsiCo, we completed a joint acquisition of an 81 percent stake in JSC Lebedyansky (“Lebedyansky”) for approximately $1.5 billion. The acquisition does not include the company’s baby food and mineral water businesses, which were spun off to shareholders in a separate transaction prior to our acquisition. The approximately $1.5 billion PepsiCo and we paid to acquire the stake in Lebedyansky implies a total enterprise value for Lebedyansky, including debt and spin-off related adjustments, and excluding the company’s baby food and mineral water business, of approximately $2 billion.
     The 81 percent stake in Lebedyansky was acquired 58.3 percent by PepsiCo and 41.7 percent by PR Beverages, our Russian venture with PepsiCo. We and PepsiCo have an ownership interest in PR Beverages of 60 percent and 40 percent, respectively. As a result, PepsiCo and we have economically acquired 75 percent and 25 percent of the 81 percent stake in Lebedyansky, respectively. We have recorded an equity investment of $608 million in Lebedyansky Holdings, a company that has been formed for the purpose of acquiring shares in Lebedyansky. In addition, we have recorded minority interest for PepsiCo’s proportional investment in Lebedyansky through PR Beverages.
     PepsiCo and PR Beverages will initiate a mandatory offer for the remaining shares of Lebedyansky in accordance with Russian law. PR Beverages and PepsiCo’s tender for Lebedyansky’s remaining shares will continue to reflect a 41.7 percent and 58.3 percent ownership, respectively. PR Beverages has placed $142 million into a restricted account to execute their share of the tender offer. These funds are classified in Prepaid Expenses and Other Current Assets in our Condensed Consolidated Balance Sheets. The movement of these funds into the restricted account is classified in Other Investing Activities, net in our Condensed Consolidated Statement of Cash Flows.

Note 8—Fair Value Measurements
     SFAS 157 defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. In accordance with SFAS 157, we have categorized our financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below. If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. The three levels of the hierarchy are defined as follows:
     Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities. We currently do not have any Level 1 financial assets or liabilities.
     Level 2 — Observable inputs other than quoted prices included in Level 1. Level 2 inputs include quoted prices for identical assets or liabilities in non-active markets, quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for substantially the full term of the asset or liability.
     Level 3 — Unobservable inputs reflecting management’s own assumptions about the input used in pricing the asset or liability. We currently do not have any Level 3 financial assets or liabilities.
     The following table summarizes the financial assets and liabilities we measure at fair value on a recurring basis as of September 6, 2008:

Level 2
Financial Assets:
Prepaid forward contract (a)	$15
Foreign currency forward contracts (b)	3
Interest rate swaps (c)	2

Total	$20

Financial Liabilities:
Treasury rate locks (d)	$21
Commodity contracts (b)	5
Foreign currency forward contracts (b)	1

Total	$27

(a)	Based primarily on the value of PBG’s stock price.

(b)	Based primarily on the forward curves of the specific indices upon which settlement is based.

(c)	Based primarily on the LIBOR index.

(d)	Based primarily on the 10-year Treasury Note rate.
Note 9—Pension and Postretirement Medical Benefit Plans
     We participate in PBG sponsored pension and other postretirement medical benefit plans in various forms in the United States and other similar pension plans in our international locations, covering employees who meet specified eligibility requirements.

     The assets, liabilities and expense associated with our international employee benefit plans were not significant to our results of operations and our financial position and are not included in the tables and discussion presented below.
Components of net pension expense

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	6, 2008	8, 2007	6, 2008	8, 2007
Service cost	$12	$13	$35	$38
Interest cost	23	21	69	63
Expected return on plan assets — (income)	(27)	(24)	(80)	(71)
Amortization of net loss	4	8	11	26
Amortization of prior service costs	1	2	5	5
Special termination benefits	—	4	—	4

Net pension expense for the defined benefit plans	$13	$24	$40	$65

     There were no contributions made to PBG’s U.S. pension plans for the 36 weeks ended September 6, 2008.
Components of postretirement medical expense

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	6, 2008	8, 2007	6, 2008	8, 2007
Service cost	$1	$1	$3	$3
Interest cost	5	5	15	14
Amortization of net loss	1	1	2	3

Total postretirement medical expense	$7	$7	$20	$20

Defined contribution expense
     Defined contribution expense was $6 million for each of the 12 weeks ended September 6, 2008 and September 8, 2007 and $21 million and $19 million for the 36 weeks ended September 6, 2008 and September 8, 2007, respectively.
Note 10—Income Taxes
     We currently have on-going income tax audits in our major tax jurisdictions, where issues such as deductibility of certain expenses have been raised. We believe that it is reasonably possible that our reserves for uncertain tax benefits could decrease in the range of $15 million to $50 million within the next twelve months as a result of the completion of the audits, the expiration of statute of limitations or through settlements with various tax authorities. While we cannot, at this point, determine the exact impact of these reductions to our financial statements, the reductions in our tax reserves may result in a combination of additional tax payments, the adjustment of certain deferred taxes or the recognition of tax benefits in our income statement. In the event that we cannot reach settlement of some of these audits, our tax reserves may increase, although we cannot estimate such potential increases at this time.

Note 11—Segment Information
     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages, and all of our segments derive revenue from these products. We conduct business in all or a portion of the U.S., Mexico, Canada, Spain, Russia, Greece and Turkey. Bottling LLC manages and reports operating results through three reportable segments — U.S. & Canada, Europe (which includes Spain, Russia, Greece and Turkey) and Mexico. The operating segments of the U.S. and Canada are aggregated into a single reportable segment due to their economic similarity as well as similarity across products, manufacturing and distribution methods, types of customers and regulatory environments.
     Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each reportable segment. We evaluate the performance of these segments based on operating income or loss. Operating income or loss is exclusive of net interest expense, minority interest, foreign exchange gains and losses and income taxes.
     The following tables summarize select financial information related to our reportable segments:

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	6, 2008	8, 2007	6, 2008	8, 2007
Net Revenues
U.S. & Canada	$2,652	$2,665	$7,395	$7,294
Europe	770	683	1,598	1,327
Mexico	392	381	994	934

Worldwide net revenues	$3,814	$3,729	$9,987	$9,555

Operating Income
U.S. & Canada	$298	$297	$701	$723
Europe	123	110	137	99
Mexico	32	23	64	47

Worldwide operating income	453	430	902	869
Interest expense	52	56	151	164
Interest income	34	52	108	143
Other non-operating expenses (income), net	5	—	—	(2)
Minority interest	17	15	23	19

Income before income taxes	$413	$411	$836	$831

	September	December
	6, 2008	29, 2007
Total Assets
U.S. & Canada	$13,689	$13,334
Europe	2,776	1,671
Mexico	1,817	1,707

Worldwide total assets	$18,282	$16,712

Note 12—Comprehensive Income

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	6, 2008	8, 2007	6, 2008	8, 2007
Net income	$384	$401	$779	$804
Net currency translation adjustment	(50)	(10)	(29)	89
Cash flow hedge adjustment (a) (b)	(42)	(3)	(30)	(2)
Amortization of prior service cost and net loss in net periodic pension / postretirement cost to expense	6	11	19	34
Pension liability adjustment (c)	—	—	—	5

Comprehensive income	$298	$399	$739	$930

(a)	Net of taxes of $1 million and $0 million for the 12 weeks ended September 6, 2008 and September 8, 2007, respectively.

(b)	Net of taxes of $2 million and $(2) million for the 36 weeks ended September 6, 2008 and September 8, 2007, respectively.

(c)	Net of taxes of $3 million for the 36 weeks ended September 8, 2007.
Note 13—Contingencies
     We are subject to various claims and contingencies related to lawsuits, environmental and other matters arising from the normal course of business. We believe that the ultimate liability arising from such claims or contingencies, if any, in excess of amounts already recognized is not likely to have a material adverse effect on our results of operations, financial condition or liquidity.
Note 14—Supplemental Cash Flow Information
     The table below presents the Company’s supplemental cash flow information:

	36 Weeks Ended
	September	September
	6, 2008	8, 2007
Interest paid	$143	$155
Income taxes paid	15	11
Non-cash investing and financing activities:
Decrease in accounts payable related to capital expenditures	(42)	(36)
Capital lease additions	3	3
Acquisition of intangible asset	—	315
Contribution of acquired entity by PBG	26	—
Liabilities assumed in conjunction with acquisition of bottlers	8	1
Capital-in-kind contributions (a)	27	5
Share compensation	1	—

(a)	On March 1, 2007, together with PepsiCo we formed PR Beverages Limited, our Russian venture. In connection with the formation of this venture, PepsiCo agreed to contribute an additional $83 million plus accrued interest to the venture in the form of property, plant and equipment. PepsiCo has contributed $27 million in regards to this note during 2008. The remaining balance to be contributed to the venture is $45 million as of September 6, 2008.

Note 15—Guarantees
     PBG has a committed revolving credit facility of $1.2 billion which expires in October 2012. This committed credit facility is guaranteed by us and supports PBG’s $1.2 billion commercial paper program. PBG had $591 million and $50 million of outstanding commercial paper at September 6, 2008 and December 29, 2007, respectively.
     In March 1999, PBG issued $1 billion of 7% senior notes due 2029, which are guaranteed by us. We also guarantee that to the extent there is available cash, we will distribute pro rata to PBG and PepsiCo sufficient cash such that the aggregate cash distributed to PBG will enable PBG to pay its taxes, share repurchases, dividends and make interest payments for its internal and external debt.

Item 2.
MANAGEMENT’S FINANCIAL REVIEW
Tabular dollars in millions
OUR BUSINESS
     Bottling Group, LLC (referred to as “Bottling LLC,” “we,” “our,” “us” and “Company”) is the principal operating subsidiary of The Pepsi Bottling Group, Inc. (“PBG”) and consists of substantially all of the operations and the assets of PBG. We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of the U.S., Mexico, Canada, Spain, Russia, Greece and Turkey.
     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages, and all of our segments derive revenue from these products. We manage and report operating results through three reportable segments — U.S. & Canada, Europe (which includes Spain, Russia, Greece and Turkey) and Mexico. Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each reportable segment.
     Management’s Financial Review should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and the accompanying notes and our Annual Report on Form 10-K for the fiscal year ended December 29, 2007, which include additional information about our accounting policies, practices and the transactions that underlie our financial results. The preparation of our Condensed Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires us to make estimates and assumptions that affect the reported amounts in our Condensed Consolidated Financial Statements and the accompanying notes, including various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. We use our best judgment, our knowledge of existing facts and circumstances and actions that we may undertake in the future, in determining the estimates that affect our Condensed Consolidated Financial Statements. Actual results may differ from these estimates.
OUR CRITICAL ACCOUNTING POLICIES
     As discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007, management believes the following policies to be the most critical to the portrayal of Bottling LLC’s financial condition and results of operations and require the use of estimates, assumptions and the application of judgment:
•	Other Intangible Assets, net and Goodwill;
•	Pension and Postretirement Medical Benefit Plans; and
•	Income Taxes.
Critical Accounting Policy Update — Other Intangible Assets, net and Goodwill
     The Company completes its impairment testing of goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” annually, or more frequently as indicators warrant. In previous years the Company completed this test in the fourth quarter using a measurement date of third quarter-end. During the second quarter ended June 14, 2008, the Company changed its impairment testing to the third quarter, using a measurement date at the beginning of the third quarter. With the exception of Mexico’s intangible assets, the Company has also changed its impairment testing of intangible assets with indefinite useful lives to the third quarter, using a measurement date at the beginning of the third quarter. For further information about our intangibles assets and goodwill see Note 6 in the Notes to Condensed Consolidated Financial Statements.

OUR FINANCIAL RESULTS
ITEMS AFFECTING COMPARABILITY OF OUR FINANCIAL RESULTS
     The year-over-year comparisons of our financial results are affected by the following items included in our reported results:

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
Income/(Expense)	6, 2008	8, 2007	6, 2008	8, 2007
Gross profit
PR Beverages	$—	$—	$(4)	$—
Operating income
PR Beverages	—	—	(4)	—
Restructuring and Full Service Vending Rationalization Charges	—	(20)	(5)	(20)
2008 Items
PR Beverages Limited (“PR Beverages”)
     On March 1, 2007, together with PepsiCo we formed PR Beverages, a venture that will enable us to strategically invest in Russia to accelerate our growth. We contributed our business in Russia to PR Beverages and PepsiCo entered into bottling agreements with PR Beverages for PepsiCo beverage products sold in Russia on the same terms as in effect for the Company immediately prior to the venture. PepsiCo also granted PR Beverages an exclusive license to manufacture and sell the concentrate for such products.
     Beginning in the second quarter of 2007, we fully consolidate PR Beverages into our financial statements and record minority interest for PepsiCo’s 40 percent ownership interest. The negative impact on operating income of $4 million incurred during the first quarter of 2008 resulting from the consolidation of the venture is primarily offset in minority interest. Minority interest is recorded below operating income.
Restructuring Charges
     In the third quarter of 2007, we announced a restructuring program to realign the Company’s organization to adapt to changes in the marketplace, improve operating efficiencies and enhance the growth potential of the Company’s product portfolio. We substantially completed the organizational realignment during the first quarter of 2008, which resulted in the elimination of approximately 800 positions and we expect to recognize annual cost savings of about $30 million as a result of the program. Over the course of the program we incurred a pre-tax charge of approximately $29 million. Of this amount, we recorded $3 million in the first half of 2008, primarily relating to relocation expenses in our U.S. & Canada segment. During the third quarter of 2007, we recorded Restructuring Charges of $20 million, of which $12 million was recorded in the U.S. & Canada segment and the remaining $8 million was recorded in the Europe segment. We paid approximately $30 million of cash payments associated with these Restructuring Charges.
Full Service Vending Rationalization
     In the fourth quarter of 2007, we adopted a Full Service Vending (“FSV”) Rationalization plan, which we completed in the second quarter of 2008, to rationalize our vending asset base in our U.S. & Canada segment by disposing older underperforming assets and redeploying certain assets to higher return accounts. Our FSV business portfolio consists of accounts where we stock and service vending equipment. This plan is part of the Company’s broader initiative designed to improve operating income margins of our FSV business. Over the course of the FSV Rationalization plan, we incurred a pre-tax charge of approximately $25 million, the majority of which is non-cash, including costs associated with the removal of these assets from service, disposal costs and redeployment expenses. Of this amount, we incurred a pre-tax charge of approximately $2 million associated with the FSV Rationalization plan in the first half of 2008. This charge is recorded in selling, delivery and administrative expenses.
FINANCIAL PERFORMANCE SUMMARY AND WORLDWIDE FINANCIAL HIGHLIGHTS

	12 Weeks Ended			36 Weeks Ended
	September	September	%	September	September	%
	6, 2008	8, 2007	Change	6, 2008	8, 2007	Change
Net revenues	$3,814	$3,729	2%	$9,987	$9,555	5%
Cost of sales	2,077	2,003	4	5,475	5,171	6
Gross profit	1,737	1,726	1	4,512	4,384	3
Selling, delivery and administrative expenses	1,284	1,296	(1)	3,610	3,515	3
Operating income	453	430	6	902	869	4
Net income	$384	$401	(4)%	$779	$804	(3)%
Worldwide Financial Highlights for the 12 Weeks Ended September 6, 2008
     The impact of foreign currency translation, driven by the strength of all our foreign functional currencies, contributed approximately three-percentage points of growth in worldwide net revenues, cost of sales, gross profit, selling, delivery and administrative expenses and operating income.
     Net revenues — Growth of two percent includes a nine-percent increase in net revenue per case driven by pricing gains in each of our segments and by foreign currency translation, partially offset by a six-percent decline in worldwide volume growth.
     Cost of sales — Increase of four percent includes an 11-percent increase in cost of sales per case primarily attributable to higher raw material costs as well as foreign currency translation, partially offset by volume declines.
     Gross profit — Growth of one percent driven by a seven-percent increase in gross profit per case due to rate increases to mitigate higher worldwide raw material costs coupled with the positive impact of foreign currency translation, partially offset by volume declines.
     Selling, delivery and administrative (“SD&A”) expenses — Decline of one percent includes $20 million of Restructuring Charges taken in the third quarter of 2007, which reduced SD&A growth rate for the quarter by approximately two-percentage points. The remaining one-percent growth in SD&A was driven by additional costs associated with our investments in Europe coupled with the negative impact from strengthening foreign currencies, mitigated by lower operating costs due to volume declines and continued cost and productivity improvements.
     Operating income — Increase of six percent was driven primarily by Restructuring Charges taken in the third quarter of 2007, which contributed five-percentage points to operating income growth-rate for the quarter. The remaining one-percent growth was driven by increases in Europe and Mexico partially offset by a decline in our U.S. & Canada segment. Operating income results include increases in the top-line driven by strong net revenue per case growth and a favorable impact from strengthening foreign currencies, offset by declines in volume reflecting soft economic conditions globally and higher raw material costs.
     Net income — Decline of four percent includes $20 million of Restructuring Charges recognized in the third quarter of 2007, which decreased our net income decline by five-percentage points. The remaining nine-percent decline in net income versus the third quarter of the prior year reflects lower interest income generated from loans with PBG, the negative impact of foreign currency transactional costs and higher effective taxes.

2008 RESULTS OF OPERATIONS
     Tables and discussion are presented as compared to the similar periods in the prior year. Growth rates are rounded to the nearest whole percentage.
Volume

	12 Weeks Ended				36 Weeks Ended
	September 6, 2008 vs. September 8, 2007				September 6, 2008 vs. September 8, 2007
		U.S. &				U.S. &
	Worldwide	Canada	Europe	Mexico	Worldwide	Canada	Europe	Mexico
Total volume change	(6)%	(6)%	(6)%	(9)%	(3)%	(3)%	(1)%	(4)%

     Our worldwide physical case volume decreased six percent in the third quarter and three percent for the first 36 weeks of 2008. The decrease in worldwide volume for the quarter and year-to-date periods was primarily driven by the overall macroeconomic factors negatively impacting the liquid refreshment beverage categories in each of our geographies.
     In our U.S. & Canada segment, volume decreased six percent in the third quarter and three percent for the first 36 weeks of 2008. The decrease in volume for the quarter and year-to-date basis was primarily a result of the macroeconomic factors negatively impacting the liquid refreshment beverage category. In the quarter, there was a four percent decline in the cold drink channel and a six-percent decline in the take home channel. On a year-to-date basis, cold drink and take home channels both declined by three percent. The increased decline in the take home channel for the quarter was driven primarily by our large format stores. This channel was impacted by the overall declines in the liquid refreshment beverage category as well as pricing actions taken to improve profitability in our take home packages including our unflavored water business. For the quarter and year-to-date periods, declines in the cold drink channel were driven by our foodservice channel, including restaurants, travel and leisure and workplace, which have been particularly impacted by the economic downturn in the United States.
     In our Europe segment, volume declined by six percent for the quarter and one percent for the year-to-date period. For the quarter, soft volume performance in Europe reflects overall weak macroeconomics throughout Europe, which led to category softness in Russia, Turkey and Spain.
     In our Mexico segment, volume decreased nine percent for the quarter and four percent for the year-to-date period, driven by slower economic growth coupled with pricing actions taken by the Company to drive improved margins across its portfolio.
Net Revenues

	12 Weeks Ended							36 Weeks Ended
	September 6, 2008 vs. September 8, 2007							September 6, 2008 vs. September 8, 2007
			U.S. &						U.S. &
	Worldwide		Canada	Europe		Mexico		Worldwide	Canada	Europe		Mexico
Volume impact	(6)%		(6)%	(6)%		(9)%		(3)%	(3)%	(1)%		(4)%
Net price per case impact (rate/mix)	6		5	8		5		5	3	10		6
Currency translation	3		0	10		6		3	1	12		4

Total net revenues change	2	%*	0%*	13	%*	3	%*	5%	1%	20	%*	6%

*	Does not add due to rounding to the whole percent.
     Worldwide net revenues were $3.8 billion in the third quarter and $10.0 billion for the first 36 weeks of 2008, increasing two percent and five percent, respectively, for the quarter and year-to-date periods.

     Increases for the quarter and year-to-date periods reflect growth in net price per case and contributions from foreign currency translation, partially offset by volume declines in each of our geographic segments.
     In our U.S. & Canada segment, net revenues growth was flat in the quarter and increased one percent for the year-to-date period. The third quarter and year-to-date performance was driven by net price per case improvement offset by volume declines. The increases in net price per case for both the quarter and year-to-date periods were primarily driven by rate increases taken to offset rising raw material costs and improve profitability in our take-home packages including our unflavored water business.
     In our Europe segment, growth in net revenues in the quarter and the year-to-date periods reflects increases in net price per case and the positive impact of foreign currency translation, partially offset by volume declines. Growth in net price per case in Russia and Turkey, driven by rate increases, drove significant improvements in Europe’s gross profit per case for the quarter and year-to-date periods, increasing 17 and 22 percent, respectively.
     In our Mexico segment, growth in net revenues in the quarter and year-to-date periods reflects strong increases in net price per case and the positive impact of foreign currency translation, partially offset by declines in volume. Growth in net price per case was primarily due to rate increases taken within our multi-serve carbonated soft drinks, jugs and bottled water packages, driving increased margin improvement.
     In the third quarter, our U.S. & Canada segment generated approximately 70 percent of our worldwide net revenues. Our Europe segment generated 20 percent of our net revenues and Mexico generated the remaining 10 percent. On a year-to-date basis, approximately 74 percent of our net revenues were generated in our U.S. & Canada segment, 16 percent was generated by Europe and the remaining 10 percent was generated by Mexico.
Cost of Sales

	12 Weeks Ended	36 Weeks Ended
	September 6, 2008 vs.	September 6, 2008 vs.
	September 8, 2007	September 8, 2007
	Worldwide	Worldwide
Volume impact	(6)%	(3)%
Cost per case impact	7	6
Currency translation	3	3

Total cost of sales change	4%	6%

     Worldwide cost of sales were $2.1 billion in the third quarter and $5.5 billion for the first 36 weeks of 2008, increasing four percent and six percent, respectively. The increases in cost of sales for both the quarter and year-to-date periods were mainly due to higher raw material costs worldwide and the negative impact from strengthening foreign currencies. Specifically, we have incurred increases in costs relating to plastic bottle components, sweetener and concentrate. These increases were partially offset by a decrease in volume in each of our segments.
Selling, Delivery and Administrative Expenses

	12 Weeks Ended	36 Weeks Ended
	September 6, 2008 vs.	September 6, 2008 vs.
	September 8, 2007	September 8, 2007
	Worldwide	Worldwide
Cost impact	(2)%	0%
Restructuring and Full Service Vending Rationalization charges	(2)	0
Currency translation	3	3

Total SD&A change	(1)%	3%

     Worldwide SD&A expenses were $1.3 billion in the third quarter and $3.6 billion in the first 36 weeks of 2008, decreasing one percent in the quarter and increasing three percent for the year-to-date period. Results include $20 million of Restructuring Charges recorded in the third quarter of 2007 and $5 million of Restructuring and FSV Rationalization charges recorded in the first half of 2008. These items contributed to a two-percentage point decline in the SD&A growth rate for the quarter and less than a one-percentage point impact on a year-to-date basis.
     The remaining increase in Worldwide SD&A expenses for the quarter and year-to-date periods was driven by additional costs associated with our investments in Europe and the negative impact from strengthening foreign currencies. These increases were partially offset by declines in operating costs due to decreases in volume and continued cost and productivity improvements across all our segments. We have captured over $100 million of productivity gains during 2008 reflecting an increased focus in cost containment across all of our businesses. These productivity gains reflect a combination of headcount savings from our prior year restructurings, reducing discretionary spending and leveraging centralized transportation. We are currently reviewing our cost structure to generate multi-year savings and the extent of any potential future related charges. Our review is focused on our manufacturing costs, warehouse capabilities, go-to-market effectiveness and general and administrative spending.
Operating Income
     Worldwide operating income was $453 million in the third quarter and $902 million for the first 36 weeks of 2008, increasing six percent for the quarter and four percent for the year-to-date period. Restructuring Charges taken in the third quarter of 2007, contributed five-percentage points to worldwide operating income growth rate for the quarter. Restructuring and FSV Rationalization charges and the consolidation of PR Beverages contributed one-percentage point to the year-to-date growth rate.
     The remaining growth for the quarter and year-to-date periods was driven by increases in Europe and Mexico, which was partially offset by a decline in our U.S. & Canada segment. Foreign currency translation contributed three-percentage points of growth for the quarter and two-percentage points for the year-to-date period.
     In our U.S. & Canada segment, operating income grew one percent for the quarter and declined three percent for the year-to-date period. Restructuring and FSV Rationalization charges contributed four-percentage points to the growth rate for the quarter and one-percentage point on a year-to-date basis. The remaining decline for the quarter and year-to-date periods is primarily due to higher raw material costs and lower volume in the United States. These declines were partially offset by cost and productivity improvements and net revenue per case increases driven by rate.
     In our Europe segment, operating income increased 12 percent for the quarter. Restructuring Charges recorded in the prior year contributed eight-percentage points to the growth rate for the quarter. The remaining four-percent increase in operating income for the quarter reflects growth in gross profit per case and a nine-percentage point positive impact from foreign currency translation, which was partially offset by volume declines.
     On a year-to-date basis, Europe’s operating income increased 39 percent benefiting from growth in Russia and Turkey, and 10-percentage points of growth from foreign currency translation. The net impact of PR Beverages in the first quarter and Restructuring Charges taken in the third quarter of 2007 benefited the year-to-date growth rate by six-percentage points.
     In our Mexico segment, operating income increased approximately 38 percent in the quarter and 36 percent for the year-to-date period, due primarily to strong gross profit improvement resulting from rate increases and the positive impact from foreign currency translation. Foreign currency translation benefited operating income growth by nine-percentage points for the quarter and seven-percentage points on a year-to-date basis.
Interest Expense
     Interest expense decreased approximately $4 million in the third quarter and $13 million on a year-to-date basis versus the prior year, largely due to lower effective interest rates on our variable rate debt.

Interest Income
     Interest income decreased approximately $18 million in the third quarter and $35 million on a year-to-date basis versus the prior year, largely due to lower effective interest rates on loans made to PBG.
Other Non-operating Income, net
     Other net non-operating expenses (income), consists principally of foreign currency transactional gains and losses. For the quarter, we incurred $5 million of charges due primarily to foreign currency transactional losses in Russia and Mexico.
Minority Interest
     Minority interest primarily reflects PepsiCo’s 40 percent ownership in the PR Beverages venture. The $2 million increase in the third quarter and $4 million increase on a year-to-date basis is primarily driven by growth in our PR Beverages venture.
Income Tax Expense
     Our effective tax rate for the 36 weeks ended September 6, 2008 was 6.8% compared with our effective tax rate of 3.3% for the 36 weeks ended September 8, 2007. The increase in our effective tax rate is primarily driven by the timing of recording discrete items in 2007.

LIQUIDITY AND FINANCIAL CONDITION
Cash Flows
36 Weeks Ended September 6, 2008 vs. September 8, 2007
     Bottling LLC generated $925 million of net cash from operations, a decrease of $309 million from 2007. The decrease in net cash provided by operations was driven primarily by lower interest income received from PBG, timing of accounts payable disbursements and higher payments relating to promotional activities.
     Net cash used for investments was $1,485 million, an increase of $231 million from 2007. The increase in cash used for investments primarily reflects payments associated with our investment in Lebedyansky, which includes $142 million of restricted cash reserved for the remaining tender offer. These increases were partially offset by lower net issuances of notes receivable from PBG.
     Net cash provided by financing activities was $509 million, an increase of $347 million versus prior year. This increase in cash from financing reflects $308 million of cash received from PepsiCo for their proportional share in the acquisition of Lebedyansky and Sobol-Aqua JSC by PR Beverages.
Liquidity and Capital Resources
     Our principal sources of cash come from our operating activities and the issuance of debt and bank borrowings. We believe that these cash inflows will be sufficient to fund capital expenditures, benefit plan contributions, acquisitions and working capital requirements for PBG and us for the foreseeable future.
     The recent and unprecedented disruption in the current credit markets has had a significant adverse impact on a number of financial institutions. At this point in time, the Company’s liquidity has not been materially impacted by the current credit environment and management does not expect that it will be materially impacted in the near-future. Management will continue to closely monitor the Company’s liquidity and the credit markets. However, management cannot predict with any certainty the impact to the Company of any further disruption in the credit environment.
     Our $1.3 billion of 5.63 percent senior notes will become due in February 2009. We plan to refinance these notes.
     As described in Note 7, we completed a joint acquisition with PepsiCo of an 81 percent stake in Russia’s leading branded juice company JSC Lebedyansky (“Lebedyansky”) for approximately $1.5 billion. PepsiCo and PR Beverages will initiate a mandatory offer for the remaining shares of Lebedyansky in accordance with Russian law. PR Beverages and PepsiCo’s tender for Lebedyansky’s remaining shares will continue to reflect a 41.7 percent and 58.3 percent ownership, respectively. PR Beverages has placed $142 million into a restricted account to execute their share of the tender offer.
Contractual Obligations
     As of September 6, 2008, there have been no material changes outside the normal course of business in the contractual obligations disclosed in Item 7 to our Annual Report on Form 10-K for the fiscal year ended December 29, 2007, under the caption “Contractual Obligations”.

Off-Balance Sheet Arrangements
     For information about our off-balance sheet arrangements see Note 15 in the Notes to Condensed Consolidated Financial Statements.
CAUTIONARY STATEMENTS
     Except for the historical information and discussions contained herein, statements contained in this Form 10-Q may constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and our operating plans. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different.
     Cautionary statements included in Management’s Discussion and Analysis and in Item 1A in our Annual Report on Form 10-K for the fiscal year ended December 29, 2007 should be considered when evaluating our trends and future results.

Item 3.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     There have been no material changes to our market risks as disclosed in Item 7 to our Annual Report on Form 10-K for the year ended December 29, 2007.
Item 4.
CONTROLS AND PROCEDURES
     Bottling LLC’s management carried out an evaluation, as required by Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), with the participation of our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of our disclosure controls and procedures, as of the end of our last fiscal quarter. Based upon this evaluation, the Principal Executive Officer and the Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Quarterly Report on Form 10-Q, such that the information relating to Bottling LLC and its consolidated subsidiaries required to be disclosed in our Exchange Act reports filed with the SEC (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to Bottling LLC’s management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
     In addition, Bottling LLC’s management carried out an evaluation, as required by Rule 13a-15(d) of the Exchange Act, with the participation of our Principal Executive Officer and our Principal Financial Officer, of changes in Bottling LLC’s internal control over financial reporting. Based on this evaluation, the Principal Executive Officer and the Principal Financial Officer concluded that there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
     We are party to a variety of legal proceedings arising in the normal course of business. While the results of proceedings cannot be predicted with certainty, management believes that the final outcome of these proceedings will not have a material adverse effect on our Consolidated Financial Statements, results of operations or cash flows.
Item 1A. Risk Factors
     There have been no material changes with respect to the risk factors disclosed in our Annual Report on Form 10-K for the fiscal year ended December 29, 2007 with the exception of the following:
Our business requires a significant supply of raw materials and energy, the limited availability or increased costs of which could adversely affect our business and financial results.
     The production and distribution of our beverage products is highly dependent on certain ingredients, packaging materials, other raw materials, and energy. To produce our products, we require significant amounts of ingredients, such as beverage concentrate and high fructose corn syrup, as well as access to significant amounts of water. We also require significant amounts of packaging materials, such as aluminum and plastic bottle components, such as resin (a petroleum-based product). In addition, we use a significant amount of electricity, natural gas, motor fuel and other energy sources to operate our fleet of trucks and our bottling plants.
     If the suppliers of our ingredients, packaging materials, other raw materials or energy are impacted by an increased demand for their products, weather conditions, natural disasters, governmental regulation, terrorism, strikes or other events, and we are not able to effectively obtain the products from another supplier, we could incur an interruption in the supply of such products or increased costs of such products. Any sustained interruption in the supply of our ingredients, packaging materials, other raw materials or energy could have a material adverse effect on our business and financial results.
     If there is a significant increase in the costs of such products and we are unable to pass the increased costs on to our customers in the form of higher prices, there could be a material adverse effect on our business and financial results.

Item 6.
EXHIBITS

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
31.1	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act of 2002

31.2	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes—Oxley Act of 2002

32.1	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes—Oxley Act of 2002

32.2	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes—Oxley Act of 2002

99.1
The Pepsi Bottling Group, Inc. Form 10-Q for the quarterly period ended September 6, 2008, as required by the SEC as a result of our guarantee of up to $1,000,000,000 aggregate principal amount of PBG’s 7% Senior Notes due in 2029

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOTTLING GROUP, LLC (Registrant)
Date: October 14, 2008	/s/ Thomas M. Lardieri
Thomas M. Lardieri
Principal Accounting Officer and Managing Director

Date: October 14, 2008	/s/ Alfred H. Drewes
Alfred H. Drewes
Principal Financial Officer